UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

The Company´s Board of Directors, in its session held on February 11, 2019, agreed unanimously the following proposals for the agreements that are planned to be adopted during the Annual Shareholder´s Meeting, to be held at Calle La Colonia 150, Urb. El Vivero, Surco.  The first call will take place at 10:00 am (Peruvian time) on March 11, 2019, while the second call will be at 10:00 am (Peruvian time) on March 15, 2019 to discuss the following agenda:

1)

Audited Financial Statements as of December 31, 2018 as well as the report and the opinion of the external auditors and the notes to the Financial Statements that will be presented at the Annual General Shareholder´s Meeting for their approval, which will also be posted on the Company´s website (www.cementospacasmayo.com.pe)

2)

Management analysis and discussion of the Company’s Annual Report, including the annual Corporate Governance Report and the Sustainability Report corresponding to the year 2018, that will be presented at the Annual General Shareholder´s Meetings for approval. These can be found on the Company´s website (www.cementospacasmayo.com.pe)

3)

Recommend at the Annual Shareholder´s Meeting, the ratification of the distribution of dividends  for the amount S/ 174,983,548.31 at the rate of S/ 0.377 per common and investment shares to retained earnings 2014 during the year 2018 of which a total of S/ 13,587,267.37 corresponds to investment shares acquired by the Company (treasury shares).  Therefore, as this amount was maintained in the Company´s equity, the amount of the third party dividend was S/ 161,396,280.94.

4)

Recommend to the Annual Shareholder´s Meeting, the application of fiscal year 2018 profits to “Retained Earnings” and to delegate to the Board of Directors  the authority to decide the distribution of dividends based on the “Retained Earnings” account and fiscal year 2019 operating results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 13, 2019